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                            June 13, 2024

       Dave Stewart, Esq.
       Sr. Vice President and General Counsel
       Saltchuk Resources, Inc.
       450 Alaskan Way S. Suite 708
       Seattle, WA 98104

                                                        Re: Saltchuk Resources,
Inc.
                                                            Overseas
Shipholding Group, Inc.
                                                            SC TO-T filed by
Seahawk MergeCo., Inc. and Saltchuk Resources, Inc.
                                                            Filed June 10, 2024
                                                            File No. 005-30797

       Dear Dave Stewart:

              We have reviewed your filing and have the following comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response to this comment, we may have additional comments.

       Schedule TO-T filed June 10, 2024

       General

   1. Disclosure on page 22 indicates that Parent owned as of May 19, 2024 approximately
                                                        21.1% of the
outstanding shares of OSG. Please provide a legal analysis explaining why
                                                        Parent is not an
affiliate engaged in a going-private transaction subject to Exchange Act
                                                        Rule 13e-3. In
responding to this comment, please include a discussion of the defined
                                                        terms    affiliate
in Rule 13e-3(a)(1) and    control    in Exchange Act Rule 12b-2. You may
                                                        also wish to consider
and address in your response sections 201.01, 201.05 and 201.06 of our Compliance and
Disclosure Interpretations for Going Private Transactions, Exchange
                                                        Act Rule 13e-3 and
Schedule 13E-3. Lastly, please also consider the Commission   s
                                                        discussion in Section
II.D. of Exchange Act Release No. 34-39538 (Jan. 12, 1998),
                                                        including the text
accompanying footnote 20 and the last sentence of footnote 20.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dave Stewart, Esq.
Saltchuk Resources, Inc.
June 13, 2024
Page 2

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                          Sincerely,
FirstName LastNameDave Stewart, Esq.
                                                          Division of
Corporation Finance
Comapany NameSaltchuk Resources, Inc.
                                                          Office of Mergers &
Acquisitions
June 13, 2024 Page 2
cc:       Christopher J. Voss
FirstName LastName